TENNYSON
NETWORKS LIMITED


03024627

July 18, 2003

By Facsimile
0015 1 202 942 9624
9 ~~10~~ pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. An announcement to the ASX dated 18 July 2003 **re: Appendix 3X (2), Appendix 3Y and Appendix 3Z**

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

dlw 7/18

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Tennyson Networks Limited
ABN 98 009 805 298

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey John Rubython
Date of appointment	16 July 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

+ See chapter 19 for defined terms.

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Detail of contract	Subscription Agreement between the Company and Neoside Pty Ltd. Neoside Pty Ltd has agreed to subscribe for 391,040,000 ordinary shares in the Company at $0.025 per share. The issue of the subscription shares is subject to the approval of shareholders at a general meeting.
Nature of interest	Mr Rubython is a director and shareholder of Neoside Pty Ltd.
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Not applicable

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Tennyson Networks Limited
ABN 98 009 805 298

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Wesley Fletcher
Date of appointment	16 July 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

+ See chapter 19 for defined terms.

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Detail of contract	Subscription Agreement between the Company and Neoside Pty Ltd. Neoside Pty Ltd has agreed to subscribe for 391,040,000 ordinary shares in the Company at $0.025 per share. The issue of the subscription shares is subject to the approval of shareholders at a general meeting.
Nature of interest	Mr Fletcher is a director and shareholder of Neoside Pty Ltd.
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Not applicable

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: **TENNYSON NETWORKS LIMITED**
ABN: **98 009 805 298**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ross William Leighton
Date of last notice	6 December 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Jaytide Pty Ltd and Leighton Nominees Pty Ltd (Beneficial Interest)
Date of change	11 July 2003
No. of securities held prior to change	13,799,571 shares held directly 4,712,121 shares held indirectly 18,511,692
Class	Ordinary shares
Number acquired	4,712,121 shares acquired by Leighton Nominees Pty Ltd
Number disposed	4,712,121 shares disposed by Jaytide Pty Ltd
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$127,227.27
No. of securities held after change	13,799,571 shares held directly 4,712,121 shares held indirectly 18,511,692

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	TENNYSON NETWORKS LIMITED
ABN	98 009 805 298

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	RONALD WARREN WOSS
Date of last notice	6 DECEMBER 2002
Date that director ceased to be director	17 JULY 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**	
Uuro Pty Ltd (Beneficial interest)	17,449,857	ordinary shares held by Uuro Pty Ltd
Cutmere Pty Ltd (Beneficial interest)	4,729,647	ordinary shares held by Cutmere Pty Ltd
	22,179,504	

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.